UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-21630	                                  September 30,
2012

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL  X          IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

NT Alpha Strategies Fund
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South LaSalle Street, Chicago, IL 60603

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of NT Alpha Strategies Fund:
We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that NT Alpha Strategies Fund (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2012. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2012, and with respect to agreement of security purchases and sales, for the period from July 31, 2012 (the date of our last examination) through September 30, 2012:
1. Confirmation of all investments held by the Fund with the transfer agent or with the underlying fund managers or their representatives without prior notice to management;

2. Agreement of 1 security purchase and 4 security sales since our last report from the books and records of the Fund to subscription or redemption notices or other notices from the underlying fund manager.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that NT Alpha Strategies Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2012 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of NT Alpha Strategies Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
DELOITTE & TOUCHE LLP

Chicago, Illinois
April 23, 2013





Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of NT Alpha Strategies Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2012, and from July 31, 2012 (the date of last examination) through September 30, 2012.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2012, and from July 31, 2012 (the date of last examination) through September 30, 2012, with respect to securities reflected in the investment accounts of the Fund.

NT Alpha Strategies Fund
By:
/s/ Robert DiCarlo
Robert DiCarlo
President, NT Alpha Strategies Fund


/s/ Randal Rein
Randal Rein
Treasurer, NT Alpha Strategies Fund